

June 26, 2013

Via E-mail
Ms. Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-35081**

Dear Ms. Dang:

We have reviewed your response dated June 19, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Items 1 and 2. Business and Properties, page 5

Recent Developments, page 6

1. We have reviewed your response to comment one in our letter dated June 5, 2013 and have the following additional comments:

   - You indicate that your disclosure under the heading "Recent Developments," taken as a whole, provides readers with an adequate understanding of the drivers of KMP's expected year-over-year growth. We agree that the detailed disclosure under the heading "Recent Developments" indicates a general trend of growth from 2012 to 2013; however, it remains unclear to us that this disclosure provides context for understanding the magnitude of expected growth. Please explain in more detail how you considered the guidance in Item 10(b)(3) of Regulation S-K when determining that the current disclosure provides readers with an adequate understanding of the drivers of KMP's expected year-over-year growth. Please consider whether providing a brief summary of aggregate changes, such as the total increase in throughput or processing capacity, would contribute to investors' understanding of the expected magnitude of growth.

- Please confirm that you will highlight to your investors the transactions that have the most significant impact on your growth and, if possible, quantify the percentage of the expected growth attributable to these most significant transactions. For example, your response indicates that the primary driver of KMP's growth is the full year impact of drop-down transactions completed in 2012, combined with a partial year impact from drop-down transactions to be completed in 2013.

- Please tell us how you considered Item 10(b)(3)(i) of Regulation S-K. Specifically, tell us where you have provided cautionary language regarding reliance on these projections and disclosed management's intention regarding the furnishing of updated projections. Additionally, please confirm your understanding that if management knows or has reason to know that its previously disclosed projections no longer have a reasonable basis, it will make full and prompt disclosure of this fact. Refer to Item 10(b)(3)(iii) of Regulation S-K.

- Finally, please disclose or provide a cross reference to a brief explanation of how available cash is calculated and management's most significant judgments when estimating available cash, including changes in reserves. We believe it is important to highlight areas of significant judgment underlying your projection of cash distributions per share.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief